UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 811-23419
CUSIP NUMBERS 52169B202, 52169B103, 52169B863, 52169B608, 52169B509

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☒	Form N-CSR

For Period Ended: July 31, 2024

□	Transition Report on From 10-K
□	Transition Report on From 20-F
□	Transition Report on From 11-K
□	Transition Report on From 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Leader Funds Trust

Full Name of Registrant

Former Name if Applicable

315 W. Mill Plain Blvd., Suite 204

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98660

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief under Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule l 2b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Leader Funds Trust (the “Company”) cannot complete its Form N-CSR and transmit its annual report to shareholders for the fiscal year ended July 31, 2024, in the prescribed period without unreasonable effort or expense because it needs to revise the financial statements due to a material net asset value (“NAV”) error that was identified during the audit. The time-consuming process of determining the NAV impact is taking longer than expected. The impact analysis must be completed and reviewed by the auditor before it releases its opinion. The Company is unsure if it will file its Form N-CSR within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of the person to contact regarding this notification

Bo Howell	513	991-8472
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be mad

Leader Funds Trust

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Bo J. Howell

Name: Bo J. Howell

Title: Secretary

Date: September 30, 2024